

November 4, 2009

Mr. Eric Sauve
President
Grant Hartford Corporation
c/o David Rodli Law Offices
2001 S. Russell
Missoula, MT 59806

> **Re:** **Grant Hartford Corporation**
> **Amendment No. 4 to Form S-1**
> **Filed October 19, 2009**
> **File No. 333-155507**

Dear Mr. Sauve:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Form S-1

General

1. Please update your financial statements for any amendment filed after November 12, 2009 to comply with Rule 8-08 of Regulation S-X.

Summary

Grant Hartford Corporation, page 1

2.   We note the paragraph on page 2 that starts with "The 'Garnet Project Summary,'
        prepared by Pegasus Gold Corporation, the 'Mineral Property Valuation of the
        Garnet and Copper Cliff Mining Districts in Granet and Missoula Counties,' by
        John C. Brower, Ph.D . . . ." Expand this paragraph to disclose that Pegasus Gold
        was a company that filed for bankruptcy in the 1990's. Please also expand this
        paragraph to disclose that you are including information relating to Dr. Brower's
        report without his consent and that Dr. Brower has refused to provide his consent
        because of the age of the report, which is dated 1999, and because Dr. Brower
        does not own the report. State that Grant Hartford is adopting the conclusions
        made in the reports as the company's own, and direct investors to the risk factor
        drafted in response to comment 4, below. Provide similar disclosure each time
        you mention either of the reports by Pegasus Gold or Dr. Brower within this Form
        S-1.

3.   In the last paragraph in this section, which starts with, "We are in the exploration
        stage . . ." and discusses your cash on hand, please disclose that the salaries of the
        Company's President, Eric Sauve, and the Company's Senior Consultant, Aaron
        Charlton, increased from $5,000 to $15,000 per month ($180,000 per year) on
        June 30, 2008, and both parties are to receive a six percent (6%) raise on June 30,
        2009.

4.   Please also disclose your total liabilities and your liabilities under your short-term
        notes due on or before June 2010 at interest rates ranging from 11.11% to
        12.50%.

Risk Factors, page 5

5.   Provide disclosure of the risks posed by your inability to obtain consents for the
        geological reports prepared by Pegasus Gold Corporation and John C. Brower. In
        your disclosure, address why you believe it is appropriate to rely on these reports,
        given their age and the lack of consents from the authors. Clearly address the fact
        investors will not be able to recover from the authors of the reports for any claims
        relating to the investors' reliance on these reports.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. With your amendment, please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct your questions regarding engineering matters to Ken Schuler, Mining Engineer, at (202) 551-3718. You may contact Lily Dang at (202) 551-3867 or

Karl Hiller, Branch Chief, at (202) 551-3686 with questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Raul N. Rodriguez, Esq. (303) 861-1995